Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 67 to Registration Statement No. 33-98102 on Form N-1A of our report dated January 8, 2016, relating to the financial statements and financial highlights of Alger Green Fund and Alger Dynamic Opportunities Fund, both of which are portfolios of The Alger Funds II (the “Trust”), appearing in the Annual Report on Form N-CSR of the Trust for the year ended October 31, 2015. We also consent to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
New York, New York
December 29, 2016